SA Funds – Investment Trust
3055 Olin Avenue
Suite 2000
San Jose, CA 95128

VIA EDGAR CORRESPONDENCE

November 21, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Sheila Stout

Re:	Comments to SA Funds – Investment Trust Form N-CSR
for the period ended June 30, 2006
File No. 811-09195

Dear Ms. Stout:

I am writing on behalf of the SA Funds – Investment Trust (the “Trust”) to respond to comments by the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Trust’s annual report for the period ended June 30, 2006 as filed on Form N-CSR.  You communicated these comments by telephone on October 5, 2006.

Our understanding of the Staff’s comments and the Trust’s responses are set forth below.  The Trust intends to incorporate its responses into the Trust’s future annual and semi-annual reports, as applicable, including the annual report for the period ending June 30, 2007.

1.             Comment:             For the SA U.S. Market Fund and the SA U.S. Small Company Fund (and any other applicable Fund), in the management’s discussion of fund performance (“MDFP”), discuss the following factors that would materially affect a Fund’s performance:  (1) market conditions; (2) investment strategies; and (3) techniques used by the Fund’s investment adviser.

Response:             The MDFP will discuss the above factors that would materially affect a Fund’s performance.  This change will be made in future annual reports.

2.             Comment:             The MDFP for the SA International HBtM Fund states “We believe the Fund’s outperformance relative to the MSCI EAFE Value Index was due in part to greater exposure to stocks with more defined value characteristics and smaller market capitalizations.”  The prospectus states in the Fund’s Principal Investment Strategies section “The sub-adviser intends to invest in the stocks of large companies.”  It also states “As of September 30, 2005, on an aggregate basis for the Fund, the sub-adviser considers large companies to be those companies with a market capitalization of at least $645 million.  This threshold will vary by country and region and will change with market conditions.”  In light of the principal investment strategies disclosed in the prospectus, please clarify what is meant in the MDFP by stocks with “smaller market capitalizations.”

Response:             As of September 30, 2006, the Fund’s sub-adviser considers companies with market capitalizations of $761 million and above to be large capitalization stocks.  The lower boundary varies by country, but portfolio holdings will generally be in that range.  Within the Fund’s purchase range of eligible securities, the sub-adviser purchased smaller market capitalization stocks rather than matching the MSCI EAFE Value Index.  Purchasing smaller market capitalization stocks within the above defined universe of large capitalization stocks is consistent with the Fund’s value oriented investment style.  The largest capitalization stocks within the Fund’s purchase range of eligible securities (high prices) tend to be growth oriented.  Since the sub-adviser buys value (low price) stocks, the average market capitalization of the Fund is smaller than the Index.

3.             Comment:             Although not required, the Staff recommends that the Trust include the rate at year-end for a Fund’s short-term investments.

Response:             The Trust respectfully declines to include the interest rate at year-end for a Fund’s short-term investments.  The Trust believes that including the interest rate at year-end for each short-term investment could be potentially misleading to shareholders due to the fact that such investments have a short-term duration and the interest rate for short-term investments will fluctuate over time.  For example, the Fed Fund Target rate at June 30, 2004 was 1.25%, at June 30, 2005 it was at 3.25%, and at June 29, 2006 it was 5.25% (Federal Reserve Board, October 17, 2006).

4.             Comment:             For the SA Fixed Income Fund, in the Portfolio of Investments, a footnote states “At June 30, 2006 the aggregate cost of investment securities for income tax purposes was $504,978,626.  Net unrealized appreciation aggregated $5,665,342 of which $9,889,431 related to appreciated investment securities and $4,234,089 related to depreciated investment securities.”  The Staff recalculated the net unrealized appreciation as $5,655,342.  Explain the $10,000 difference ($5,665,342 - $5,655,342 = $10,000).

Response:             The footnote contained a typographical error.  The amount related to appreciated investment securities should be $9,899,431.

5.             Comment:             For the SA U.S. Small Company Fund, in the Portfolio of Investments, a footnote states “At June 30, 2006 the aggregate cost of investment securities for income tax purposes was $203,769,306.  Net unrealized appreciation aggregated $46,617,144 of which $64,609,829 related to appreciated investment securities and $19,992,685 related to depreciated investment securities.”  The Staff recalculated the net unrealized appreciation as $44,617,144.  Explain the $2,000,000 difference ($46,617,144 - $44,617,144 = $2,000,000).

Response:             The footnote contained a typographical error.  The Net unrealized appreciation should be $44,617,144.

6.             Comment:             The Statement of Operations for the U.S. Market Fund states “Distributions from Registered Investment Companies” is $939,313.  However, as of June 30, 2006 the Fund only had 3.8% of its investments in another mutual fund (1,205,684 shares of the DFA U.S. MicroCap Portfolio for a value of $18,893,061).  Explain if the Fund held larger amounts of registered investment companies during the fiscal year.

Response:             The amount of $939,313 reported as a line item in the “Net Realized and Unrealized Gain/(Loss) on Investments” section of the Statement of Operations is a capital gain distribution from the DFA U.S. MicroCap Portfolio of $0.842 per share.  On Ex-Date, December 19, 2005, the SA U.S. Market Fund held 1,115,573.326 shares of this registered investment company portfolio.

7.             Comment:             The Notes to Financial Statements, under “Agreements and Transactions with Affiliates,” state “During the year ended June 30, 2006, DFA voluntarily agreed to waive its sub-advisory fees to the extent that the gross aggregate sub-advisory fees exceeded 0.16% of the aggregate average net assets of the Funds, as calculated monthly.  This waiver was allocated to each of the Funds based on each Fund’s prorate portion of the gross aggregate sub-advisory fees.”  Explain why the SA U.S. Market Fund charged only 0.05% in sub-advisory fees.

Response:             The Notes to Financial Statements, under “Agreements and Transactions with Affiliates,” provides the following table of sub-advisory fees.

Fund	Sub-Advisory Fees
SA Fixed Income Fund	0.19%
SA U.S. Market Fund	0.05%
SA U.S. HBtM Fund	0.27%
SA U.S. Small Company Fund	0.38%
SA International HBtM Fund	0.38%

Each Fund’s sub-advisory fee is computed daily and payable monthly at an annual rate based on such Fund’s average daily net assets.  The fees shown in the above table, including the annual sub-advisory fee rate of 0.05% for the SA U.S. Market Fund, are the contractual sub-advisory fees and do not include DFA’s voluntary waiver of sub-advisory fees.

8.             Comment:             The Financial Highlights for the SA International HBtM Fund state that for the fiscal year ended June 30, 2006, the ratio of gross expenses to average net assets was 1.53% and the ratio of net expenses to average net assets was 1.35%.  The adviser has agreed to contractually waive its management fees and/or to reimburse expenses to the extent necessary to limit the SA International HBtM Fund’s total operating expenses to 1.53%. Explain why the adviser did not recapture an additional 0.18% in order to limit the Fund’s total operating expenses to the contractual fee cap of 1.53%?

Response:             Pursuant to the Amended and Restated Investment Advisory and Administrative Services Agreement between the Trust and the adviser, dated June 14, 2005 (“Advisory Agreement”), the adviser may elect to recapture any amounts waived or reimbursed subject to the following conditions: (1) the adviser must request reimbursement within three years from the end of the year in which the waiver/reimbursement is made, (2) the Board of Trustees must approve (or ratify) the reimbursement, (3) reimbursement will be made if, and to the extent that, the relevant fund does not exceed its operating expense limitation after giving effect to the reimbursement, and (4) the adviser may not request or receive reimbursements for the reductions and waivers before payment of the relevant Fund’s operating expenses for the current year.  During the twelve months ended June 30, 2006, the adviser received all recapture amounts available under the above conditions for the SA International HBtM Fund.

9.             Comment:             The Financial Highlights for the SA International Small Company Fund state that for the fiscal year ended June 30, 2006, the ratio of gross expenses to average net assets was 1.26% and the ratio of net expenses to average net assets was 1.26%.  The adviser has agreed to contractually waive its management fees and/or to reimburse expenses to the extent necessary to limit the SA International Small Company Fund’s total operating expenses to 1.28%.  Explain why the adviser did not recapture an additional 0.02% in order to limit the Fund’s total operating expenses to the contractual fee cap of 1.28%?

Response:             As stated above, the adviser may elect to recapture any amounts waived or reimbursed subject to certain conditions.  During the twelve months ended June 30, 2006, the adviser received all recapture amounts available under such conditions for the SA International Small Company Fund.

10.           Comment:             In the Notes to Financial Statements under “Security Valuation” add disclosure regarding what the Trust considers a “significant event.”

Response:             The Trust will add the following disclosure (new disclosure underlined):

Certain funds may hold securities traded in foreign markets. Foreign securities are valued at the market price in the foreign market.  However, if events occurring after the close of the foreign market (but before the close of regular trading on the New York Stock Exchange) are believed to materially affect the value of those securities, such securities are valued at fair value as determined in good faith by the pricing committee.  Such events may be company specific, such as an earnings report, country or region specific, such as a war or natural disaster, or global in nature.  Fair value pricing is based on subjective judgments, and it is possible that such pricing may vary from the price actually received on a sale. Any determinations of fair value made by the pricing committee are presented to the Board of Trustees for ratification.

11.           Comment:             The Notes to Financial Statements, under “Agreements and Transactions with Affiliates,” state “During the year ended June 30, 2006, DFA voluntarily agreed to waive its sub-advisory fees to the extent that the gross aggregate sub-advisory fees exceeded 0.16% of the aggregate average net assets of the Funds, as calculated monthly.  This waiver was allocated to each of the Funds based on each Fund’s prorate portion of the gross aggregate sub-advisory fees.”  Explain why the sub-adviser’s voluntary fee waivers are not footnoted in the prospectus’ fee table.

Response:             Under the Advisory Agreement, each Fund pays the investment adviser full compensation for all administrative and investment management services provided to such Fund, including each Fund’s sub-advisory fees.(1)  The adviser is responsible for paying the investment management fees to the sub-adviser.

The Funds’ investment adviser and the Trust have also entered into a letter agreement pursuant to which the investment adviser agrees to waive a portion of the management fee or reimburse expenses to the extent necessary to limit each Fund’s total operating expenses (the “Fee Cap Agreement”)(2).  The Fee Cap Agreement remains in effect until July 15, 2009.  Where a Fund’s operating expenses are at or above such Fund’s expense cap, the sub-adviser’s voluntary fee waiver is not footnoted in the prospectus’ fee table because the sub-advisory fee waiver is subsumed by the Fee Cap Agreement.  However, if a Fund operates below such Fund’s expense cap, Trust management will include a footnote to the fee table stating the effect of the sub-adviser’s voluntary fee waiver and that the voluntary fee waiver can be terminated at any time by the sub-adviser.

You requested that the Trust make certain acknowledgements in connection with the Trust’s responses to Staff comments on the Trust’s Form N-CSR.  These acknowledgements are included as Exhibit A to this letter.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please call me at (408) 260-3127 if you have further questions or require additional information.

Sincerely,
SA FUNDS – INVESTMENT TRUST

/s/ Steven K. McGinnis

Steven K. McGinnis
Vice President and Chief Compliance Officer

cc:	Trustees	Robert Herrmann
	Gerard Melia	Marcy Gonzales
	R. Darrell Mounts, Esq.	Julie Allecta, Esq.
	Thomas Reyes, Esq.	William Cox

(1) Each Fund’s advisory fee, administrative fee, and sub-advisory fee is set forth on the fee schedule to the Advisory Agreement.

(2) The original Fee Cap Agreement was dated July 15, 1999.  The Fee Cap Agreement was re-executed on December 5, 2005 to spell out more precisely certain terms of the original Agreement but did not alter in any manner the substance of the expense cap arrangement covered by the prior Agreement.

EXHIBIT A

SA Funds – Investment Trust
3055 Olin Avenue
Suite 2000
San Jose, CA 95128

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Sheila Stout

Re:	Comments to SA Funds – Investment Trust Form N-CSR
for the period ended June 30, 2006
File No. 811-09195

Dear Ms. Stout:

In connection with a response being made on behalf of SA Funds – Investment Trust (the “Trust”) to comments you provided on the Trust’s Form N-CSR for the period ended June 30, 2006, the Trust hereby acknowledges that:

•                  the Trust is responsible for the adequacy and the accuracy of the disclosure in its filings with the Securities and Exchange Commission;

•                  comments of the staff of the Securities and Exchange Commission (“Staff”) or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                  the Trust may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your request made on October 5, 2006.  Please do not hesitate to contact the undersigned at (408) 260-3127 if you have any questions concerning the foregoing.

Sincerely,
SA FUNDS – INVESTMENT TRUST

/s/ Steven K. McGinnis

Steven K. McGinnis
Vice President and Chief Compliance Officer